EX-99.77C


RESPONSE TO SUB-ITEM 77C



A special meeting of the Registrant's shareholders was held on July 21, 2009 for the purpose of voting on a resolution to dissolve the Registrant which is described in the Registrant's Proxy Statement, dated June 15, 2009, filed in definitive form with the Commission on June 15, 2009, to which reference is made. The number of shares voted for the resolution and the number of shares voted against the resolution at such meeting is set forth in the Registrant's Semi-Annual Report to its shareholders filed as an exhibit to Form N-CSR filed by the Registrant with the Commission on August 4, 2009, to which reference is made.